SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Michael Levin
Metropolitan Venture Partners II, L.P.
590 Madison Avenue, 34th Floor
New York, NY 10022
(212) 561-1219

Lawrence D. Hite
Tall Oaks Group LLC
205 Lexington Avenue, 8th Floor
New York, NY 10016
(212) 561-1202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

April 22, 2011
(Date of Event Which Requires Filing of This Statement)

Introduction

This Amendment No. 6 to Schedule 13D (the “Amendment”) is being made on behalf of Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP II”), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership (“MetVP Advisors”) and Metropolitan Venture Partners Corp., a Delaware corporation (“MetVP Corp.”, and, together with MetVP II and MetVP Advisors, the “MetVP Entities”), Michael Levin, Tall Oaks Group LLC (“Tall Oaks”) and Lawrence D. Hite in respect of the common stock of Direct Insite Corp.  The MetVP Entities, Tall Oaks, Mr. Levin and Mr. Hite are collectively referred to herein as the “Reporting Persons.”   Notwithstanding this Amendment, the prior reports on Schedule 13D, as amended, of the MetVP Entities, Tall Oaks, Mr. Levin and Mr. Hite each speaks as of the dates of their respective filings.

Because of the activities of the Reporting Persons with S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”) and certain of its affiliates referred to in Item 4 below, and the agreement of the Reporting Persons referred to in Item 6 below, the Reporting Persons could be deemed to constitute a “group” with SAVE and its affiliates within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by SAVE, Craig W. Thomas and Bradley M. Tirpak with the SEC on March 11, 2011, as amended from time to time, for information concerning the interests of such parties in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with SAVE, Mr. Thomas, Mr. Tirpak or any of its or their affiliates.

Because of the agreement of the Reporting Persons with Thomas C. Lund referred to in Item 6 below and related discussions with Mr. Lund, the Reporting Persons could be deemed to constitute a “group” with Mr. Lund meaning of Rule 13d-4 under the Exchange Act. Reference is made to the Schedule 13D filed by Mr. Lund with the SEC on June 15, 2007, as amended from time to time, for information concerning the interests of Mr. Lund in respect of the common stock of Direct Insite Corp. Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with Mr. Lund.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

The Reporting Persons and SAVE intend to nominate Michael Levin, Craig W. Thomas, Thomas C. Lund, John J. Murabito and Philip Summe for election as directors at the Company’s 2011 Annual Meeting, which the Company has indicated will be held on May 25, 2011.  MetVP II has entered into agreements to indemnify such nominees in connection with their nomination and service as a nominee, subject to certain limitations.  MetVP II has also agreed to pay each of Messrs. Lund, Murabito and Summe 15,000 shares of the common stock for acting as a nominee and to reimburse them for out-of-pocket expenses incurred in connection with serving as a nominee.  The nominees would not be entitled to additional compensation, or to continued indemnification by MetVP II for any future acts or omissions, once elected to the Company’s board of directors.

The Reporting Persons are in discussions to gauge the interest of other stockholders in voting for the nominees identified in this Item 4 at the annual meeting.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

On April 22, 2011, the MetVP Entities, Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak and Mr. Lund entered into a Voting and Joint Solicitation Agreement (the “Voting Agreement”).  Among other things, the Voting Agreement provides that the parties thereto will work in good faith to elect the nominees identified in Item 4 and to take such other action as they deem advisable or necessary to achieve such election.  In addition, the Voting Agreement provides that each of the parties thereto will vote or cause to be voted all shares of the Company he or it directly and beneficially owns in favor of the nominees.  The Voting Agreement will terminate on the earlier to occur of December 31, 2011 and the election of the nominees, unless earlier terminated in writing by the parties thereto. A copy of the Voting Agreement is filed as an exhibit to this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 99.3	Voting and Joint Solicitation Agreement dated as of April 22, 2011 by and among the MetVP Entities, Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak and Mr. Lund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP II is true, complete and correct.

Dated: April 25, 2011

                METROPOLITAN VENTURE PARTNERS II, L.P.
                          By: METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P., its general partner
                                  By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated:  April 25, 2011

                METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P.
                                    By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: April 25, 2011

                 METROPOLITAN VENTURE PARTNERS CORP.

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Tall Oaks is true, complete and correct.

Dated: April 25, 2011

                   TALL OAKS GROUP LLC

                                                By: /s/ Lawrence D. Hite
                                                   Name: Lawrence D. Hite
                                                   Title:  Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Levin
Michael Levin

/s/Lawrence D. Hite
Lawrence D. Hite